UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: February 2018

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 788 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: February 20, 2018	Frank R. Hallam
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.1 to 99.3 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-213985), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit	Description
99.1	Amended and Restated First Addendum to Sale of Business Agreement dated February 12, 2018
99.2	Amended and Restated First Addendum to the Scheme Implementation Agreement dated February 12, 2018
99.3	Liberty - Second Amended and Restated Second Lien Credit Agreement dated February 12, 2018